SECURE COMPUTING CORPORATION

4810 Harwood Road

San Jose, CA 95124

PRIVILEGED AND CONFIDENTIAL

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Christine Davis

Re:	Secure Computing Corporation

Response to SEC Review Comments dated 8/25/05 and 9/14/05

Commission file no: 000-27074

Dear Gentlemen:

This letter is in response to letters dated August 25, 2005 and September 14, 2005 to Secure Computing Corporation regarding Secure Computing’s Form 10-K for fiscal year ended December 31, 2004 and Form 10-Q for fiscal quarter ended June 30, 2005 (Commission File No. 000-27074). The following responses are keyed to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

Consolidated Balance Sheets and Consolidated Statement of Cash Flows, pages 33 and 35

1. We note that you have reclassified certain amounts on your balance sheet and statement of cash flows for the period ended December 31, 2003 and that these reclassifications appear to be related to auction rate securities. The reclassification appears to have had a quantitatively material effect on your statement of cash flows but we note that you have not included specific disclosure regarding this reclassification and why it was made. Tell us more about this reclassification and explain to us why you did not believe disclosure was necessary.

The reclassification of the auction rate securities was due to heightened awareness of the contractual maturities of the auction rate securities based on the SEC and PCAOB raising questions in early 2005 on investors’ balance sheet classification and statement of cash flows presentation of auction rate securities. Although auction rate securities are frequently re-priced (90 days or less), we learned that these instruments cannot be classified as cash equivalents under FASB Statement No. 95, Statement of Cash Flows due to the contractual maturities of the auction rate securities being longer than 90 days. Therefore, we reclassified the auction rate securities balance as of December 31, 2003 to short-term investments from cash. When we considered SAB 99 in our analysis of the reclassification, we did not make a specific disclosure regarding this reclassification because 1) the reclassification did not have an impact on the company’s working capital, 2) our discussion of, and the focus of analysts on, our liquidity includes cash, cash equivalents and short-term investments in total, and 3) there was no impact to the company’s overall liquidity from the reclassification. Our short-term investments are highly liquid in nature and the reclassification did not impact our liquidity or the short-term availability of these funds which are invested in auction rate securities. Footnote 5 to the financial statements separately lists our auction rate securities as a component of investments. Also, in accordance with Paragraph 2 of Chapter 2A of ARB 43, we state in our Summary of Significant Accounting Policies on page 37 that certain previously reported amounts have been reclassified to conform to the current presentation format with no impact on net income (loss).

2. We note that you derive revenue from security and support services. To the extent service revenue is material, tell us how you considered Rules 5-03.1 and 5-03.2 of Regulation S-X with regards to your income statement presentation.

Secure Computing has consistently taken the position that providing separate disclosure of products and services revenue provides no additional value to the reader of the income statements because our services revenue is so closely tied to our product revenue. Our services revenues include support and maintenance of our products, as well as training and installation of our products. However, even though we do not believe that there is a useful distinction between product and service revenue, in future filings we will separately disclose revenue derived from products and services on the face of the financial statements. We supplementally advise the Staff that the breakdown between products and services revenue for the years ended December 31, 2002, 2003 and 2004 are as follows (in ‘000s):

	12/31/02	12/31/03	12/31/04
Products	$37,604 or 61%	$52,421 or 69%	$67,625 or 72%
Services	$24,356 or 39%	$23,792 or 31%	$25,753 or 28%

In the Note 1 of our Notes to Consolidated Financial Statements, we disclose that our selling and marketing expense includes salaries, commissions, and benefits related to personnel engaged in customer support and maintenance functions. These costs also include the cost of delivering training and installation services. As a result, our presentation of cost of goods sold does not include costs related to services revenue. In future filings we will disclose the costs associated with delivering our service revenues, in accordance with Rule 5-03.2 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 37

3. You disclose that revenue from products is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. This disclosure is general in nature and does not specifically address when revenue is recognized. Please tell us how you determine when each of your revenue recognition criteria has been met for product sales (i.e., licenses and hardware). Also, please explain to us when revenue from royalty arrangements is recognized.

Secure Computing recognizes revenue from products when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable, and (4) collection is probable. The following describes how the company determines when each of these criteria has been met for product sales:

(1) Persuasive evidence - Larger licensing transactions are evidenced by a contract containing standard terms and conditions approved by the Company’s General Counsel or designee and signed by both parties. For certain geographies, smaller transactions are documented by a written contract. All other arrangements require a valid purchase order or on-line authorization in the form normally issued by the customer, evidencing the customer’s commitment to receive and pay for product and/or services. If the customer is purchasing through a reseller arrangement, the reseller will be ordering by a P.O. that is documented by a signed Master Reseller Agreement, which includes necessary content for the P.O.. We use sell-through reporting for all distributor and reseller sales and recognize revenue only at the point that we have end-user sell-through data.

(2) Delivery has occurred - For products sold “FOB origin”, delivery occurs at the time of physical shipment of the product. For products sold “FOB destination”, delivery occurs at the time of physical delivery to the customer. If a licensing agreement provides a customer with the right to multiple copies of a software product in exchange for a fixed fee, delivery occurs upon the transfer of the product master, or the first copy of the product if the master is not to be transferred (prior transfer of an evaluation copy of the software qualifies as delivery provided the evaluation copy contains equivalent functionality to the product in the contract or PO). When software is delivered electronically, delivery is met when either the customer takes possession of the software via a download or the company provides the customer with the necessary access codes to immediately take possession of the software. In a multiple element arrangement, delivery is not considered to have occurred for an element if there are undelivered elements that are essential to the functionality of the delivered element because the customer would not have the full use of the delivered element.

(3) The fee is fixed or determinable when the arrangement is for a set amount that is not subject to refund or adjustment and is on a known and fixed schedule. Extended payment terms may indicate that the fee is not fixed or determinable. If payment of a significant portion of the fee is not due until expiration of the agreement or more than 12 months after delivery, the licensing fee is presumed not to be fixed and revenue is not recognized until the payments become due. Payment terms under 12 months but outside normal customary terms (our standard terms are 30 days) are evaluated as to their effect on the fee being fixed or determinable. Secure Computing does not have a history of granting concessions to its customers.

(4) Collection must be probable for revenue to be recognized. If collection from a customer is not probable, revenue will be recognized when the payments are due and the collection is guaranteed by a creditworthy third party such as a parent company guarantee, issuance of a standby letter of credit or collection of the cash. In determining credit-worthiness of new accounts, we use several resources including D&B reports and public filings with the SEC. Prior to a first order being received from a new reseller customer, we have a process in place to ensure that we have received a completed credit application, a reseller application and a signed reseller contract. Credit lines and credit file information are reviewed and adjusted periodically to ensure that credit levels extended remain justified.

Revenue from royalty arrangements is recognized at the time the royalty report (also referred to as a P.O.) is received from our OEM partner. Delivery occurs at the time the royalty report is received from the OEM as the ownership of the master disk was previously transferred to the OEM and the master partner agreement we have in place with the OEM gives the them the ability to utilize copies of the software within the OEM’s products without contacting us. Delivery has occurred because Secure Computing has transferred ownership of the product master or development kit (which the OEM partner has taken and built into their technology) prior to our receipt of a valid royalty report and we have no further obligations following the transfer of ownership. Persuasive evidence of an arrangement exists because our OEM partners are required to have a current OEM partner agreement in place. The fee is fixed and determinable based on the pricing schedules included in the OEM partner agreements and the purchases are for a specific number of users. The royalty reports provided to us by the OEM partners represent only orders that they have fulfilled (delivered/shipped) prior to the reporting date. When we do not receive the royalty report until after the period the revenue was earned, we accrue the revenue into the proper period based on evidence of shipment within the period, provided by the OEM partner. This evidence is in the form of a preliminary ‘shipment’ report provided to us by the OEM partner. We review the shipment report to verify that all shipment dates have occurred prior to the last day of the financial period we are reporting. Historically we have not had to record material adjustments to revenue for any differences between the preliminary shipment report and the final royalty report we receive. Secure Computing has a history of successfully collecting fees under the original payment terms without making subsequent concessions.

We respectfully submit to the Staff that the revenue recognition disclosure provided in our Form 10-K is sufficiently specific because our revenue recognition practices for OEM royalty revenue are essentially the same as those for all other revenue. We recognize OEM royalty revenue when: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. We believe that additional disclosure would not be useful to the readers of the financial statements.

4. Your disclosure indicates that you determine evidence of fair value based on “the approved price list and discount schedule and the actual prices charged for comparable arrangements.” Explain to us how this represents vendor-specific objective evidence of fair value as defined by paragraph 10 of SOP 97-2. Explain why you believe a “comparable arrangement” is sufficient to establish VSOE of fair value for each element in an arrangement. As part of your response, describe how you determine VSOE of PCS and any other undelivered elements, particularly where you apply the residual method. Explain any circumstances under which VSOE for PCS differs from either the renewal rate and/or your published price lists.

Secure Computing allocates revenue to the various elements of a multiple element arrangement based on the fair value of each element sold. We determine the fair value of each element based on its selling price when sold separately. We indicate that the evidence of fair value is based on the approved price list and discount schedule and the actual prices charged for comparable arrangements. A “comparable arrangement” means the price normally charged for the product or service when the customer has purchased a like number of licenses, which reiterates our previous statement that the fair value is determined using the price charged for the element when sold separately. Since this language is redundant, we will remove the language referring to “comparable arrangements” in future filings.

VSOE of fair value for product elements such as hardware and software is based upon the average amount we charge for the product when such products are sold separately. VSOE of fair value for annual subscription-based contracts is based on the average amount we charge per user when the subscriptions are sold separately. Vendor specific objective evidence for PCS, and any other undelivered elements, is determined based on the price the customer will be required to pay when the PCS arrangement is sold separately. If there is not evidence of the PCS being sold separately, then the fair value is determined based on the customer’s renewal pricing as evidenced in their customer support agreement. Based on these criteria, the company has not had an instance where it was unable to establish VSOE on an element; therefore, the company has not been subject to the residual method.

5. We note your disclosure regarding the use of sell-through reporting for your “Safeword for Citrix” products. Please tell us whether you use sell-through reporting for all distributor or reseller sales or just for “Safeword for Citrix” sales. As part of your response, tell us about any return, price protection, rotation or similar rights you offer to your resellers or distributors. Explain how your revenue recognition policy disclosures reflect such rights.

We use sell-through reporting for international distributor sales of “Safeword for Citrix”. For all other distributor and reseller sales, we recognize revenue only at the point that we have end-user sell-through data and product has shipped. The end-user sell through data is provided by the distributor or reseller at the time they place a P.O. with Secure, so we have this data prior to processing and shipping the order. In the future we will add language to this effect to our disclosures.

Our current policy is that our distributors/resellers are not allowed to hold inventory (with the exception of “Safeword for Citrix” products as disclosed on page 38), and therefore, there are no return, price protection, rotation, or similar rights provided to resellers and distributors, including those that hold Safeword for Citrix inventory. At 12/31/04 the balance of the Safeword for Citrix product being held as inventory by foreign resellers totaled $187,882.

6. We note disclosure on page 38 that you have unbilled receivables. Tell us more about the arrangements that result in these unbilled receivables and tell us how you have considered the collectibility criteria and /or the fixed or determinable criteria within paragraph 8 of SOP 97-2 when recognizing revenue. Tell us when they typically become billable and address the extent to which you have successfully billed and collected these amounts subsequent to the balance sheet date.

Unbilled receivables represents the asset we have related to ‘future dated sales orders’ and ‘revenue accruals’.

•	Future dated sales orders – These arrangements arise when a customer has placed an order for subscription or support services but has requested to be billed on a periodic basis. For example, a P.O. that has been received for an annual subscription but is being billed on a quarterly basis, in the future. The revenue related to this order is recorded as deferred revenue and is recognized over the life of the contract. Secure Computing has a history of successfully collecting fees under the original payment terms without making subsequent concessions.

•	Revenue accruals - When we do not receive the OEM royalty report until after the period the revenue was earned, we accrue the revenue into the proper period based on evidence of shipment within the period. The billing for this revenue occurs subsequently, when the OEM report is received. The fee is fixed and determinable based on the pricing schedules included in the OEM partner agreements. Secure Computing has a history of successfully collecting fees under the original payment terms without making subsequent concessions.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Item 4. Controls and Procedures, page 14

7. We note your disclosure that your “Chief Executive Officer and Chief Financial Officer, concluded that as of June 30, 2005, our disclosure controls and procedures were effective at the reasonable assurance level to ensure that information required to be disclosed in the Quarterly Report of Form 10-Q was recorded, processed, summarized and reported within the time periods required by the Securities and Exchange Commission’s rules and forms.” Tell us how your officers considered Exchange Act Rule 13a-15(e) concluding that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Our officers concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including CEO and CFO, to allow timely decisions regarding required disclosure by:

•	Performing a review of our Overall Internal Control document as of June 30, 2005, which (i) contains memos of all significant Finance and IT processes and controls, that is updated by process owners quarterly, and (ii) requires that information be accumulated and timely communicated to our management, including our CEO and CFO;

•	Prior to issuing our Q2 2005 quarterly earnings results and filing the Form 10-Q, a disclosure committee meeting was held with CEO, CFO, Corporate Controller, General Counsel, and the Assistant Controller, during which we discussed timely accumulation and reporting of information to management;

•	The Q2 2005 Form 10-Q was prepared by the Assistant Controller and reviewed by the Controller, the CFO, CEO, and audit committee;

•	Our Finance department completed an interim checklist for compliance with SEC disclosure requirements. The corporation’s CFO, Controller and Assistant Controller have a thorough knowledge of SEC reporting requirements and stay abreast of changes through current technical publications, annual SEC update courses and, on-line resources.

•	The Controller verified with all directors via e-mail before the end of the Q2 2005 that all financial obligations that had not yet been invoiced had been disclosed or reported to Finance; and

•	The Q2 2005 income statement and balance sheet were prepared by the Assistant Controller and then reviewed in detail by the Controller and subsequently reviewed with the CFO prior to public release of information.

In future quarterly filings, we will modify the following statement in Item 4 under Controls and Procedures to state that “Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of June 30, 2005, our disclosure controls and procedures were effective at the reasonable assurance level to ensure that information required to be disclosed in the Quarterly Report on Form 10-Q was recorded, processed, summarized, and reported within the time period required by the Securities and Exchange Commission’s rules and forms and accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.”

You may contact the undersigned at 408 979-6100 with questions or our legal counsel, Kyle Guse of Heller Ehrman LLP, at 650 324-6715.

Very truly yours,

/s/ Tim Steinkopf
Tim Steinkopf
Chief Financial Officer and Senior Vice President

cc: Kyle Guse

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